UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 17)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

November 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),  check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Golden Meditech Stem Cells (BVI) Company Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 30,681,266
	8	Shared Voting Power 0
	9	Sole Dispositive Power 30,681,266
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 30,681,266
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 38.3%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Golden Meditech Holdings Limited
2		Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 46,804,301
	8	Shared Voting Power 0
	9	Sole Dispositive Power 46,804,301
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 46,804,301
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 52.7%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Bio Garden Inc.
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,637,819
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,637,819
11		Aggregate Amount Beneficially Owned by Each Reporting Person 17,637,819
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 19.8%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Excellent China Healthcare Investment Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,903,454
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 22.2%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Magnum Opus 2 International Holdings Limited
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 22,903,454
	8	Shared Voting Power 0
	9	Sole Dispositive Power 22,903,454
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 22,903,454
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 22.2%
14		Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100	13D/A

1		Name of Reporting Persons Yuen Kam
2		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 32,069,805
	8	Shared Voting Power 17,659,477
	9	Sole Dispositive Power 32,069,805
	10	Shared Dispositive Power 17,659,477
11		Aggregate Amount Beneficially Owned by Each Reporting Person 49,729,282
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 41.2%
14		Type of Reporting Person (See Instructions) IN

This Amendment No. 17 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. (“Bio Garden”), Excellent China Healthcare Investment Limited (“ECHIL”), Magnum Opus 2 International Holdings Limited (“MO2”) and Yuen Kam (“Mr. Kam”).

This Amendment No. 17 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on July 9, 2009 by GM Stem Cells and Golden Meditech, as previously amended and supplemented by amendments to Schedule 13D filed on June 23, 2011, September 30, 2011, April 12, 2012, May 2, 2012, October 4, 2012, July 11, 2013, August 25, 2014, April 27, 2015, May 4, 2015, May 8, 2015, July 27, 2015, August 6, 2015, August 26, 2015, October 26, 2015, November 3, 2015 and November 5, 2015 (as so amended, the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the Letter Agreement, the completion of the sale of CGL Sale Shares and the completion of the sale of the CGL Note in Item 4 is incorporated herein by reference in its entirety.

Item 4.         Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On October 29, 2015, Cordlife and Golden Meditech entered into a letter agreement (the “Letter Agreement”), pursuant to which Cordlife and Golden Meditech agreed that the completion date for the sale of the CGL Sale Shares shall be October 30, 2015 and the completion date for the sale of the CGL Note shall be a date not later than November 13, 2015 as agreed by the parties. The sale of the CGL Sale Shares was completed on October 30, 2015, and the purchase price paid by Golden Meditech to Cordlife for the sale of the CGL Sale Shares was US$46,809,696.  In addition, on November 13, 2015, Cordlife and Golden Meditech also completed the sale of the CGL Note, and the purchase price paid by Golden Meditech to Cordlife for the sale of the CGL Note was US$61,677,033.56.

The description of the Letter Agreement in this Item 4 is qualified in its entirety by reference to the complete text of the Letter Agreement, a copy of which is attached hereto as Exhibit 28 and is incorporated by reference in its entirety into this Item 4.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) — (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons as of the date of this Amendment No. 17.

Name	Shares Beneficially Owned	Percentage of Total(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
GM Stem Cells	30,681,266	38.3%	30,681,266	—	30,681,266	—
Golden Meditech(2)	46,804,301	52.7%	46,804,301	—	46,804,301	—
Bio Garden(3)	17,637,819	19.8%	—	17,637,819	—	17,637,819
ECHIL(4)	22,903,454	22.2%	22,903,454	—	22,903,454	—
MO2(5)	22,903,454	22.2%	22,903,454	—	22,903,454	—
Mr. Kam(6)	49,729,282	41.2%	32,069,805	17,659,477	32,069,805	17,659,477

(1) As disclosed in the Form 20-F of the Company filed with the SEC on July 31, 2015, the Company had 80,083,248 Ordinary Shares outstanding as of March 31, 2015.

(2) Includes (i) 7,314,015 Ordinary Share held by Golden Meditech, (ii) 30,681,266 Ordinary Shares held by GM Stem Cells, and (iii) 8,809,020 Ordinary Shares issuable upon conversion in full of the CGL-GM Note held by Golden Meditech.

(3) Includes 17,637,819 of the 46,804,301 Ordinary Shares beneficially owned by Golden Meditech.  Bio Garden beneficially owns 37.6841838% of the ordinary shares of Golden Meditech.

(4) Includes 22,903,454 Ordinary Shares issuable upon conversion in full of the ECHIL Notes.

(5) Includes 22,903,454 Ordinary Shares issuable upon conversion in full of the ECHIL Notes.

(6) Includes (i) 357,331 Ordinary Shares held by Mr. Kam, (ii) 17,659,477 of the 46,804,301 Ordinary Shares beneficially owned by Golden Meditech, (iii) 8,809,020 Ordinary Shares issuable upon conversion in full of the Magnum Note held by Magnum Opus International Holdings Limited, a company wholly owned by Mr. Kam, and (iv) 22,903,454 Ordinary Shares issuable upon conversion in full of the ECHIL Notes. Mr. Kam beneficially owns 37.730459% of the ordinary shares of Golden Meditech assuming the exercise of vested share options held by Mr. Kam to purchase additional ordinary shares of Golden Meditech.

It is currently estimated that Golden Meditech will acquire beneficial ownership of (i) an additional 22,903,454 Ordinary Shares following the completion of the sale of the ECHIL Notes under the CN Sale Agreement and assuming conversion into Ordinary Shares of the entire outstanding principal amount of the ECHIL Notes, and (ii) an additional 8,809,020 Ordinary Shares following the completion of the sale of the Magnum Note under the Magnum Purchase Agreement and assuming conversion into Ordinary Shares of the entire outstanding principal amount of the Magnum-GM Note. Accordingly, following the completion of the transactions described in each of (i) and (ii) above, Golden Meditech will beneficially own an aggregate of 78,516,775 Ordinary Shares, representing approximately 65.1% of the outstanding Ordinary Shares of the Company (based on (a) 80,083,248 Ordinary Shares currently outstanding, (b) the issuance of an additional 22,903,454 Ordinary Shares upon conversion in full of the ECHIL Notes, (c) the issuance of an additional 8,809,020 Ordinary Shares upon conversion in full of the Magnum-GM Note, and (d) the issuance of an additional 8,809,020 Ordinary Shares upon conversion in full of the CGL-GM Note).

Mr. Kam Yu Kong currently owns 282,193 Ordinary Shares and Ms. Ting Zheng currently owns 1,071,994 Ordinary Shares.

Due to the nature of the transactions described in this Schedule 13D, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other. Except as disclosed in this Schedule 13D, each Reporting Person hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the other Reporting Persons or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the other Reporting Persons or any other person.

The description of the Letter Agreement, the completion of the sale of CGL Sale Shares and the completion of the sale of CGL Note in Item 4 is incorporated herein by reference in its entirety.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the Letter Agreement, the completion of the sale of CGL Sale Shares and the completion of the sale of CGL Note in Item 4 is incorporated herein by reference in its entirety.

Item 7.      Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following documents are filed as exhibits:

Exhibit No.	Description
Exhibit 28	Letter Agreement, dated as of October 29, 2015, between Cordlife and Golden Meditech.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2015

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

EXCELLENT CHINA HEALTHCARE INVESTMENT LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

MAGNUM OPUS 2 INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam